UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On November 10, 2021, Compugen Ltd. (“Compugen” or the “Company”) entered into a securities purchase agreement (“SPA”) with Bristol-Myers Squibb Company (“BMS”) pursuant to which BMS purchased 2,332,815 ordinary shares of Compugen at a purchase price of $8.57333 per share for total consideration of $20.0 million.  The share price represents a 33% premium over the closing price of Compugen’s ordinary shares on the last trading day immediately prior to the execution of the SPA. The transaction closed on November 10, 2021.

Simultaneously with the signing and closing of the SPA, Compugen and BMS entered into Amendment No. 3 (the “Amendment”) to the Master Clinical Trial Collaboration Agreement dated October 10, 2018, as amended by and between the parties.

Among other terms of the Amendment, a joint steering committee has been formed to facilitate strategic oversight and guidance for the clinical programs run under the collaboration. The joint steering committee will run alongside the existing joint development committee which acts at an operational level.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

A copy of the press release announcing the SPA and the Amendment is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

Exhibit Number 10.1	Description of Exhibit Securities Purchase Agreement, dated November 10, 2021, by and between the Company and BMS.
10.2#	Amendment No. 3 to Master Clinical Trial Collaboration Agreement, dated November 10, 2021, by and between Compugen Ltd. and Bristol-Myers Squibb Company.
99.1	Press Release dated November 11, 2021.

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Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) are the type that the registrant treats as private or confidential.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: November 12, 2021	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel